UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2006
Commission File Number 333-70836

VIRTUAL MEDIA HOLDINGS INC.
(Exact name of registrant as specified in its charter)

14 - 34368 Manufacturer's Way
Abbotsford, British Columbia, Canada V2S 7M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Effective with our fiscal year ended June 30, 2006, we will begin filing reports with the SEC as a foreign private issuer as defined in Reg 3b-4 of the Securities Exchange Act of 1934. More than 50% of our outstanding voting securities are directly or indirectly held by non-residents of the United States; the majority of our executive officers and directors are not United States citizens or residents; more than 50% of our assets are located outside the United States; and, our business is administered principally outside the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRTUAL MEDIA HOLDING INC.

	BY:	STEVEN GASPAR
DATE: September 27, 2006		Steven Gaspar
President, Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer, and a Member of the Board of Directors